August 2, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:
Lily Dang, Accountant
Melissa Campbell Duru, Attorney
H. Roger Schwall, Assistant Director

Re:	Terax Energy, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed May 25, 2006
File No. 333-132308
Amendment No. 1 to Form 10-KSB for the Fiscal Year Ended June 30, 2005
File No. 333-72230
Amendment No. 1 Form 10-QSB for the Fiscal Quarter Ended December 31, 2005
File No. 333-72230

Ladies and Gentlemen:

          The following responses address the comments of the reviewing Staff of the Commission (the “Staff”) as set forth in its letter dated June 9, 2006 relating to the Registration Statement on Form SB-2 (the “Registration Statement”) of Terax Energy, Inc. (“Terax” or the "Company"). On behalf of the Company, we respond as follows:

General

1.

Please revise the accounting and disclosures in your registration statement to the extent necessary to comply with all applicable comments written on your transitional and interim reports. Similarly, any revisions to your transitional report should be taken into account when revising your subsequent interim reports to ensure that information is presented in your filings in a consistent manner.

Response:

We have take into account all revisions to ensure that all information is presented in the filings in a consistent manner.

2.

We suggest that you consult with us prior to amending your periodic reports in response to comments in this letter to ensure you have properly made all necessary revisions to address the matters we have brought to your attention.

Exhibits, page 59

3.

We are advising you on certain matters that may require changes to the audit opinions that are included along with your financial statements. Please ensure that any revisions to dates of coverage are considered when requesting updated consents from your auditors, as these have been referenced in the consents previously provided.

Response:

We have included revised audit consents.

Form 10-KSB/A1 for the Transition Period from January 1, 2005 to June 30, 2005 Explanatory Note

4.

Please revise your note to state that you are amending your Form l0-KSB for the transition period from January 1, 2005 to June 30, 2005, rather than the “fiscal year ended June 30, 2005,” and that you have clarified that the acquisition of EEI was accounted for, as an acquisition of assets, because it was not a business.

Response:

We have revised the explanatory note to clarify that the Company is amending the Form 10-KSB for the transition period from January 1, 2005 to June 30, 2005.

Financial Statements

Reports of Independent Registered Public Accounting Firms, pages F-I and F-2

5.

We note that in response to prior comment 5, you arranged for your current auditors, Malone & Bailey, PC, to revise the introductory and opinion paragraphs of their audit report to indicate that reliance was placed on the work of your prior auditors, Beckstead and Watts, LLP, in rendering an audit opinion on the financial statements covering the period from inception through December 31, 2005.

However, your auditors did not indicate similar reliance in the scope paragraph of the audit report as would ordinarily, be required by AU Section 543.07, nor did they revise the opinion paragraph of their audit report to specify the periods of your results of operations and cash flows that their opinion covered, as we had previously advised would be necessary to comply with Regulation S- X, Rule 2-02 (c) (1).

We also note that while your current auditors are indicating reliance has been placed on ‘the work of your prior auditors in extending audit covering the cumulative information, your prior auditors removed from their report the reference to their audit of your financial statements for the period from October 17, 2000 (Date of Inception) to December 31,2004. As we explained in prior comment 6, under this scenario language pertaining to the audit of the cumulative information needs to be retained in the prior auditors report, provided they have agreed to reissue their audit opinion.

Until these matters are resolved, your filing would not be appropriately regarded as compliant with the reporting required under Item 310(a) of Regulation S-B.

Response:

Our auditors have revised their reports in accordance with your comments.

Note 3 - Stockholders’ Equity, page F-9

6.

We note that in response to prior comment 7, you revised your disclosure to explain that you accounted for assets received in the EEI acquisition at the sellers’ cost, although you also explain that value ascribed to the shares was determined based on an assessed value that you and the sellers agreed upon, reasoning that at the time of the sale, there was no market for your common stock.

As it appears that your common stock was quoted on the OTC Bulletin Board at $0.51 per share (tire-split) on the June 1, 2005 closing date of your Share Purchase Agreement, further disclosure covering the basis for your assertion of there being no market would be appropriate (e.g. if trading volume is a factor underlying this view, develop that point by quantifying both volume and the length of time the condition persisted).

Additionally, please clarify in, your disclosure, where you removed reference to the purchase method that suggested you had acquired a business, to explain that you accounted for the EEI acquisition as an “asset” acquisition; and resolve the conflicting message about the basis for your valuation (i.e. indicate whether you negotiated on the value of the shares, or simply assigned the sellers’ cost), while also clarifying how you determined that the agreed-upon value was representative of fair value, as would be necessary to comply with the guidance in paragraph 8 of SFAS 123.

Response:

The Company has revised to disclose the acquisition of the EEI assets was accounted for based on management’s assessment of the fair value of $1,590,000 of the undeveloped oil and gas leases acquired, taking into consideration the following: (i) EEI’s acquisition cost, since Sellers had recently acquired the undeveloped oil and gas leases in the period immediately preceding our acquisition of EEI; and (ii) at the time of the sale there was a limited trading market and sporadic trading in our common stock. Management concluded that the fair value of the oil and gas leases acquired was more reliably measurable and representative of the fair value of the shares issued to the Sellers than the trading price of the Company’s common stock at the closing date of the Share Purchase Agreement.

Note 4— Management Stock Bonus Plan page F-9

7.

We have read the disclosure you added in response to prior comment 9, regarding the shares placed into escrow under your Management Group Stock Pool Agreement, explaining that “while in escrow the shares were treated as part of the Company’s issued and outstanding shares with no change in accounting treatment.” Please further expand your disclosure to clarify how shares held in escrow are handled in computing your measures of earnings per share, sufficiently to understand how your accounting compares to that required under paragraph 10 and footnote 5 of SFAS 128 for contingently issuable shares.

Response:

The Company has revised to disclose that the shares placed in escrow pursuant to the Management Group Stock Pool Agreement were treated as part of the Company’s issued and outstanding shares but not included in the computation of earnings per share. The

Company has also revised the computation of its earnings per share for the relevant periods.

Form l0-QSB/Al for the Fiscal Quarter Ended March 31, 2006 Financial Statements Note 2 -Stockholder’s Equity, page 8 Sale of Securities, page 8

8.

We note your response to prior comment 12, explaining that there were no liquidated damage provisions related to the 739,000 units issued in 2005, and that your obligations were limited to you filing a registration statement by March 14, 2006 and using your best efforts to have the registration statement, declared effective. As such, you have concluded that the warrants issued in connection with these 2005 units are properly classified as equity instruments. Please add this explanation to your disclosure. Additionally, please clarify whether the agreement specifics any circumstances under which net cash settlement is permitted or required if you cannot deliver registered shares. If there is no such specification, clarify how the agreement is settled if you cannot deliver registered shares.

Additionally, we note that you continue to use the term “accepted subscriptions” when referring to the 739,000 units, rather that indicating units have been issued. Please expand your disclosure to clarify whether these units have ‘been issued, and whether there are any provisions that would cause the proceeds you have received on subscription to be subject to refund. We reissue prior comment 12.

Response:

The Company has revised to disclose that the Company is not obligated to pay any liquidated damages or settle in cash in the event the Registration Statement which includes the shares underlying the Units issued in 2005 is not declared effective.

The Company has also revised to disclose that it has issued 739,000 units.

9.

We note your disclosure explaining that you account for the warrants issued in your February 7, 2006 private placement as a derivative liability. Please expand your disclosure to clarify that in recording your derivatives at fair value on each subsequent balance sheet date, any change in the fair value of your derivatives will be recorded as a gain or loss in your statements of operations. Additionally, clarify that the resulting unrealized change in fair value of $5.6 million from February 7, 2006 was recorded with the “statement of operations as a loss on derivative liability,” rather than “statement of expenses derivative liability,” to be consistent with your labeling of. Ensure that you have provided disclosure addressing the balance of the $l3,115,985 charge in this line item.

Response:

The Company has revised the 10-QSB/A in accordance with your comment. See page 6 of the 10-QSB/A.

Management Stock and Option Grants, page 10

10.

We note your response to our prior comment 11 stating that the criteria for your CEO and CEO to earn the stock bonus were determined by the Board on February 27, 2006. However, you continue to disclose in the second paragraph under this heading that the criteria were to be determined at a later date. Clarify for us which statement is true; revise your disclosure to discuss the criteria that the company must meet in order for your CEO and CEO to earn the stock bonus, if they have been determined.

Response:

The Company has revised to delete reference to criteria for the 500,000 shares issued to its CEO on November 15, 2005 as a stock bonus. The Company has also revised its disclosure to clarify that holders of the stock and option grants discussed under the heading “Management Stock and Option Grants” agreed to waive their rights to such stock and option grants provided that the Company’s shareholders approved its 2006 Incentive Stock Plan. Upon the approval in May 2006 of the 2006 Incentive Stock Plan by shareholders owning a majority of the Company Stock, the holders waived their rights to the stock and option grants.

Plan of Operations

Satisfaction of Cash Obligations for the Next 12 Months, page 17

11.

We note that in response to prior comment 15, you added disclosure about the circumstances under which you would make lease payments, royalty payments, or return the leases to the leaseholder. However, we continue to believe that you should also include quantifications of the lease payments required (e.g. the additional lump sum amounts that would be necessary to extend the leases for two more years if you are not able to establish production in the primary term), and to provide the appropriate context for this information, such as the duration of the primary terms, beyond the date of your report, and royalty payment percentages you would pay if you were able to successfully commence production. We reissue prior comment 15.

Response:

We have included a table which sets forth the maximum lease option payments by quarter that would be required to be made by the Company if it were to choose to extend the leases. See page 14 of the 10-QSB/A.

We trust that this letter appropriately addresses the issues raised by your recent comment letter. If you have any questions, please contact the undersigned at (212) 930-9700.

Thank you in advance for your prompt review and assistance.

Very truly yours, /s/ Marcelle S. Balcombe Marcelle S. Balcombe